Lang Michener LLP BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57330-2
Web site: www.langmichener.com

Direct Line: (604) 691-7420
Direct Fax Line: (604) 893-2391
E-Mail: swong@lmls.com

April 25, 2005	BY COURIER

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention: Ms. Susan Min

Dear Ms. Min:

Evolving Gold Corp. - Amendment #4 to Form 20-F Filed April 25, 2005
Your File No. 0-50953

We write on behalf of the Company in response to Staff’s letter of April 20, 2005 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of Division of Company Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

In response to Staff’s comments, the Company has filed with the Commission an Amendment No. 4 to the Form 20-F Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Form 20-F/A-4”) . We enclose with this letter three copies of the Form 20-F/A-3, plus three red-lined copies that have been red-lined to show the changes from the Amendment No. 3 to the Form 20-F (the “Form 20F/A-3”).

In addition to the revisions to Form 20-F/A-3, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-4.

TAXATION

1.     We note the revised disclosure that “[t]he tax disclosure…was based upon the opinion of Kempisty & Company, CPAs, PC.” In addition, you filed a consent for Kempisty without a tax opinion. Please provide the tax opinion in your exhibit section in the next amendment.

In response to Staff’s comment, the Company has filed the opinion from Kempisty and Company as an exhibit to the Form 20-F/A-4.

ENGINEERING COMMENT: THE WINNEMUCCA MOUNTAIN PROPERTY

2.     Concerning the location map of the Winnemucca property, remove the location notations and names of all of the mines from the map except for your property. The location map should only show the general location of your property in relationship to general geographic features.

In response to Staff’s comment, the Company has revised the map with respect to the Winnemucca property to exclude all of the mines except that of the Winnemucca property.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7420.

Yours truly,

/s/ Sharon Wong
Sharon Wong
for Lang Michener LLP

SW/cxm

cc:       Lawrence Dick, President and CEO, Evolving Gold Corp.
            Warren McIntyre, CFO and Corporate Secretary, Evolving Gold Corp.